November 3, 2016

United States Securities and Exchange Commission

Office of Manufacturing and Construction

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re: Bare Metal Standard, Inc.

Amendment No. 6 to Registration Statement on S-1 Filed

March 22, 2016

File Number: 333-210321

Ladies and Gentleman,

The letter sets forth the responses of Bare Metal Standard, Inc (the “Compan7”) to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission ( “Commission”) in connection with the above filing as set forth in the comment letter of October 20, 2016. Each numbered paragraph below responds to the comment having the same number in the October 20, 2016 comment letter.

General

1. Throughout your registration statement, you disclose that you have generated no revenues to date. Response number 12 in your correspondence filed with the Commission on October 7, 2016 in response to comment 12 of our letter dated September 30, 2016, however, acknowledges that you have developed franchises. Additionally, your website states that you have established at least 10 franchises and that you have an Initial Franchise Setup fee of $48,000. Please explain to us how you have established your existing franchises with an initial franchise setup fee but that you have generated no revenues to date.

Our respond to question 12 filed on October 7, 2016 regarding comment letter dated September 30, 2016 stated the following:

We do not have any agreements with any of these franchisees written or verbal.

We reissue the same answer. Bare Metal Standard, Inc. has not sold any franchises to date. Bare Metal Standard Inc. is an independent Corporation established in November of 2015 for the purpose of selling franchises. We have not sold any franchises or generated any revenue or have any agreements with any franchisees to date.

We have added the following statement at the bottom of Page 20 of our Amendment Registration Statement dated October 4, 2016 regarding Taylor Brother’s ownership of franchises:

The officers and directors of Bare Metal Standard are currently officers and directors of Taylor Brothers. Upon completion of this offering, James Bedal and Mike Taylor will resign their positions with Taylor Brothers and work full time for Bare Metal Standard. Bare Metal Standard will rely upon the business network and relationships built by Mr. Bedal and Mr. Taylor over their many years in business. Upon completion of the offering, it is the intention of Bare Metal Standard to purchase the franchise agreements of the current Taylor Brothers franchisees from Taylor Brothers, as Taylor Brothers has ceased selling franchises. Thus, there is, in the opinion of management, no chance of Taylor Brothers competing with Bare Metal Standard’s potential franchisees

We stress to the commission that Taylor Brothers owns the Franchises not Bare Metal Standard, Inc. Additionally we stress to the commission that Bare Metal Standard will assume those franchisees contracts from Taylor Brothers after they become affective with their Registration Statement.

Bare Metal Standard, Inc. does not charge franchise fees of $48,000.00 as we have not yet begun marketing franchise territories.

Summary, page 5

2. We note the disclosure that you will sell units at a fixed price of $.50 per unit until the securities are quoted for trading on the OTC Bulletin Board, or on a recognizable market or exchange, and thereafter at prevailing market prices or privately negotiated prices. Please revise to state that you will sell these securities at this fixed price for the duration of the offering.  Please revise similar statements elsewhere in the prospectus.

We have made 9 additions throughout the S1/A adding that the sale price will be $0.50 per unit for the duration of this offering.

Current Status of the Company, page 6

3.  Please update the last paragraph to provide that you will offer units at a fixed price of $0.50 per unit for the duration of the offering.

The last paragraph has been updated to provide that we will offer units at a fixed price of $0.50 per unit for the duration of the offering.

The Offering, page 7

4.  Here and elsewhere throughout your registration statement, please update your common stock outstanding after the offering to account for the private placement of 240,000 shares of common stock to 15 investors. Please revise the number of holders of common stock on page 30 as well.

We have made the proper additions on page 30 and throughout the document.

Use of proceeds, page 17

5.  Please revise your table to ensure that expected use of proceeds equals the proceeds received by you at each funding level. In this regard, we note that expected proceeds at the 33% funding level are $990,000 but you only disclose where $785,000 will be used. Please note this comment applies to all funding levels you disclose.

We have completed the table.

Determination of Offering Price, page 17

6. In the second sentence of the second full paragraph, you disclose that your officers and directors paid $10,000 each for their shares of common stock. The sentence immediately following provides, however, that the officers’ and directors’ investment totaled only $20,000.  Please reconcile.

We have removed the reference of total investment of $20,000.00.

Interest of Named Experts and Counsel, page 18

7.  You disclose that you issued to Mr. Shinderman shares of your common stock that you value at $10,000. Please remove the statement “none of [the named experts or counsel] will receive a direct or indirect interest in the Company.”

We have deleted the sentence.

Dilution, page 19

8.  Please supplementally explain to us how you determined the net tangible book value per share prior to the offering, pro forma net tangible book value per share after the offering, dilution to investors and the dilution as a percentage of the offering price.

We determined the net tangible book value per share prior to the offering to be nil, therefore par value was used. Pro forma net tangible book value per share after the offering was calculated as the book value of the company (i.e. the proceeds of the offering, as there is no other cash in the company), divided by the total shares outstanding after the offering. Dilution to investors was calculated as the difference between the offering price and net tangible book value per share after offering. The dilution as percentage of offering price was calculated as the percentage of difference between offering price and net tangible book value after offering.

Information with Respect to the Registrant Description of Business, page 20

9.  Please reconcile your disclosure here and elsewhere which states that you were founded in 2015 with disclosure on the Bare Metal Standard website which states that you are celebrating over 50 years of kitchen exhaust cleaning excellence.

We have devoted dozens of man hours to clearing and cleaning our web site that has cost confusion throughout this process. We feel our web site will now reflect the proper information. We apologize to the Commission for the misunderstandings it has created.

We were incorporated on November 12, 2015 and have been in business since then. Our Officers James Bedal, Michael Taylor and Jeffrey Taylor have over 50 years of experience combined in the industry.  We feel we have cleared these discrepancies in our web page.

10.  We note your response to comment 12 of our letter dated September 30, 2016, and we reissue the comment in part.  Please update your Business and Plan of Operations sections to expand upon your current franchise operations. For instance, please disclose these franchises’ state of development, such as whether these franchises have begun operations, whether they have begun purchasing service equipment from you as disclosed on page 6 and when you anticipate receiving remuneration from them.  See Item 101(h)(4) of Regulation S-K.

Bare Metal Standard, Inc. has neither sold nor otherwise acquired any franchises as of the date of this filing, October 25, 2016.  As such, Bare Metal Standard, Inc. currently has no franchise operations to expand upon.

11.  We note your response to comment 12 of our letter dated September 30, 2016, and we reissue the comment in part.  Based upon your website listing these franchises, their use of your name and registered mark, their use of Bare Metal Standards email addresses and similar website addresses and holding themselves out as conducting Bare Metal Standards’ business, it is plainly obvious that you have some form of agreements with the franchisees. Please disclose the material terms of the franchise agreements and file them as exhibits. If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit. See Items 101(h)(4) and Item 601(b)(10 of Regulation S-K and Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations for further guidance.

We stress we have not sold any franchises and we do not have any operating agreement with any franchisees. We again apologize for the confusion our web page has created. We have extensively adjusted our web site to reflect more specific, clear information.

12. You disclose that upon completion of this offering, you intend to purchase from Taylor Brothers their existing franchise agreements with franchisees. Please expand upon the existing franchise operations that exist under the Taylor Brothers’ business. For instance, please discuss their state of development, their geographic scope and whether the franchisees have agreed to an assignment or assumption to Bare Metal Standards of Taylor Brothers’ rights under their existing agreements.

All parties involved have agreed in conversation to have the existing Taylor Brother franchise contracts be purchased by Bare Metal Standard, Inc. from Taylor Brothers. The franchises that Taylor Brothers sold are all operational and continue to be in the process of growing their client base currently. We are looking forward to a smooth transition when we execute this portion of our business plan.

13.  Please explain the apparent contradiction between your web site, which states that Taylor Brothers became the first BARE METAL STANDARD® kitchen exhaust cleaning service franchisee as business expanded from Idaho to Utah and the disclosure in the prospectus which suggests that there will be no overlap between your business and that of Taylor Brothers.  In particular, we note the disclosure that that there is no chance of Taylor Brothers competing with Bare Metal Standard’s potential franchisees. Please fully explain the relationship between Taylor Brothers, Inc. and your company.

As we explained under question 9 and 11 we are sincerely sorry at the confusion our web page has created. We now see and understand the confusion and feel we have addressed this in our web page to settle these questions.

14.  Please explain more fully the concept of required service resulting in recurring revenue.

We have added the following to page 20:

The NFPA (National Fire Protection Associations) guidelines are adopted by insurance companies and local fire departments for the safety of the public. It has become mandatory for industrial kitchens maintain a monthly, quarterly or semiannual cleaning schedule depending on what they cook. A barbeque restaurant would be required to clean their hoods monthly compared to a nursing homes semiannual cleaning. Local authority departments monitor these schedules with onsite inspections.

Plan of Operations, page 22

15.  You disclose in the last paragraph on page 20 that you intend upon completion of this offering to purchase from Taylor Brothers the franchise agreements of the current Taylor Brothers franchisees.  Please update your use of proceeds to account for these purchases.

At the bottom of page 20 we have changed the paragraph that stated Bare Metal Standard, Inc. will purchase Taylor Bothers franchises to “assume”. In exchange Bare Metal Standard, Inc. will continue to support their franchisees and receive their 10% royalty for continued support.

Number of Employees, page 26

16.  You disclose on your website additional employees, such as Franchise Development Director Jeff Stanley. Please reconcile your disclosure in this section with the disclosure on your website.

As we mentioned on question 9, 11 and 13 we apologize for the confusion our web page created.

Our officers are our only current employees.

Plan of Distribution, page 29

17.  Please update throughout your Plan of Distribution to remove references to registering 12,000,000 shares of common stock for sale at the price of $0.50 per share and update to include reference to registering 6,000,000 units each consisting of one share of common stock, one warrant and one share of common stock underlying the warrant

We have updated to the following.

The company is registering in this prospectus 6,000,000 units, each unit consisting of one share of our common stock, one warrant and one shares of common stock underlying the warrant. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $2.00 within 24 months of issuance

Recent Sales of Unregistered Securities, page 31

18.  You state here that you issued 10,000,000 shares each to James Bedal, Mike Taylor and Jeffery Taylor in exchange for services. Please reconcile this disclosure with disclosure on page 17 that your officers and directors paid $10,000 each for their shares of common stock.  We also note the inconsistent disclosure that their total combined investment was $20,000 and the reference to their securities as units and common stock.

We have made the correction to page 17 as we stated under question number 6.

Additionally on page 31 we articulated what the issuances were for.

Sincerely,

Signature Title Date

/s/ James Bedal Chief Executive Officer, Chief Financial Officer and Director October 6, 2016
James Bedal (Principal Executive, Financial and Accounting Officer)

/s/ Jeffrey Taylor Secretary and Director October 6, 2016
Jeffrey Taylor